CONSULTING AGREEMENT

This Consulting Agreement (hereinafter "Agreement") is made this 1st day of February, 2013 by and between Gold Entertainment Group, Inc. (hereinafter "GOLD or Company"), and registered principle offices at 1802 ALAFAYA TRAIL, ORLANDO, FL 32826; and Hamon Francis Fytton, the CEO (hereinafter "Fytton"), who commits with his sole signature.

WITNESSETH

WHEREAS, GOLD desires to subcontract Fytton as an independent contractor and Fytton desires to be a sub-contracted agent of GOLD in connection with certain aspects of the corporate development, and assist GOLD with the accounting and filings; and

WHEREAS, GOLD and Fytton desire to establish terms and conditions set forth in this agreement;

NOW THEREFORE, in consideration of the mutual promises contained herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledge, the parties hereby agree as follows:

Services:
Fytton consulting services will include advisement to management in the following areas:

(i) Act in the capacity as chief executive officer.
(ii) Provide management and business development services.

Term:
This Agreement shall be effective perpetually, unless otherwise terminated by GOLD. GOLD has the right to terminate this agreement with three (3) months written notice for any reason. Should GOLD exercise its right to terminate the agreement, Fytton can receive three (3) months compensation, but will be required to provide consulting services for three months after termination.

Retainer and Expense Reimbursement:
Fytton shall be compensated one thousand dollars per month ($1,000 per month) under this agreement. GOLD also agrees to reimburse Fytton for any reasonable out-of-pocket expenses incurred by Fytton in connection with the proposed services under this agreement. GOLD will underwrite all cost of travel expenses for Fytton to develop the business of GOLD. Fytton will notify and seek approval of GOLD prior to any such expenses being incurred.

Non-Circumvention:
Fytton shall disclose or give access to Proprietary Information only to such Fytton' employees, agents or contractors ("Fytton Personnel") having a need-to-know in connection with Fytton' engagement and for use in connection therewith. Fytton will advise Fytton Personnel having access to Proprietary Information of the confidential and proprietary nature thereof, and Fytton personnel shall assume responsibility under this agreement. GOLD and Fytton will not solicit business from either party Alliances, Partners, and Associates (collectively "Clients") or engage in any business with client unless it has express written consent from either party. GOLD shall not circumvent Fytton or solicit Fytton' clients or business associates to conduct business transactions without Fytton' knowledge or consent.

Limitation of Liability:
In the event of any breach by either party of its obligations under this Agreement, such party shall be liable for direct damages suffered by the other party that are caused by such breach in accordance with applicable law. In no event shall either party be liable to the other for special or consequential damages of any kind or nature whether alleged to be attributed to such breach of Agreement, to tort or negligence or otherwise caused, except to the extent of the indemnification provision herein for tort claims resulting in bodily injury or property damage. In no event shall either party be liable to the other for lost profits resulting from an alleged breach of this Agreement even if, under applicable law, such lost profits would not be considered consequential or special damages.

Indemnification:
The parties shall indemnify and hold the other harmless from any and all claims, actions, damages and liabilities (including reasonable attorney's fees) arising directly and proximately out of the indemnifying party's negligence, or willful, wanton or reckless conduct in connection with the performance of this Agreement resulting in death or bodily injury or damage to any real or tangible personal property.

Survival of Terms:
Termination or expiration of this Agreement for any reason shall not release either party from any liabilities or obligations set forth in this Agreement which (i) the parties have expressly agreed in writing shall survive any such termination or expiration, or (ii) remain to be performed or by their nature would be intended to be applicable following any such termination or expiration.

Entire Agreement:
This Agreement contains the entire agreement of the parties and there are no other promises or conditions in any other agreement whether oral or written. This Agreement supersedes any prior written or oral agreements between the parties.

Amendment:
This Agreement may be modified or amended if the amendment is made in writing and is signed by both parties.

Severability:

If any provision of this Agreement shall be held to be invalid or unenforceable for any reason, the remaining provisions shall continue to be valid and enforceable. It a court finds that any provision of this Agreement is invalid or unenforceable, but that by limiting such provision it would become valid and enforceable, then such provision shall be deemed to be written, construed, and enforced as so limited.

Waiver of Contractual Right:

The failure of either party to enforce any provision of this Agreement shall not be construed as a waiver or limitation of that party's right to subsequently enforce and compel strict compliance with every provision of this Agreement.

Governing Law:

This Agreement shall be governed by the laws of the State of Florida.

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed by its duly authorized representative as of the day and year first written above:

GOLD ENTERTAINMENT GROUP INC
By:

By: /s/Hamon Francis Fytton	By:/s/ Hamon Francis Fytton
Hamon Francis Fytton	Hamon Francis Fytton